UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Press release
26 April 2013

AGM AND INTERIM MANAGEMENT STATEMENT

Pearson, the world's leading learning company, is today holding its Annual General Meeting and providing an interim management statement for the first three months of 2013.

Pearson is trading in line with the expectations set out in our full-year results announcement on 25 February (http://bit.ly/ZkoXqf). In the first three months of the year, sales including Penguin increased by 3% at constant exchange rates to £1.2bn (a headline increase of 4% and an underlying decline of 1%).

We expect the external environment to remain challenging for our developed world and publishing businesses in 2013 owing to a combination of cyclical and structural factors: pressures on education budgets and college enrolments; retail consolidation; the shift in our business model from print sales to digital subscriptions; changing consumer behaviour and a dynamic competitive landscape. In general, we expect market conditions to remain favourable for our businesses in developing economies and education software and services.

While the current environment is challenging, industry changes present Pearson with a considerable growth opportunity in education driven by a rapidly-growing global middle class, adoption of learning technologies, the connection between education and career prospects and increasing consumer spend, especially in emerging economies.  In order to reshape the company to take advantage of these significant growth opportunities, as previously announced we will expense approximately £150m of restructuring costs in 2013 (the restructuring cost will be approximately £100m net of cost savings achieved in the year). This investment has two objectives:

1. to accelerate our transition from print to digital business models and from developed to developing economies; and
2. to separate Penguin activities from Pearson central services and operations, and to reduce fixed cost infrastructure in Pearson, in preparation for the Penguin Random House merger.

We expect Pearson 2013 operating profits and adjusted EPS to be broadly level with 2012 before expensing these restructuring costs (compared to 2012 adjusted EPS of 82.6p under revised IAS 19 which we will adopt in 2013) and including Penguin for the full year. This guidance is struck at an exchange rate of £1:$1.59.

Pearson's profits are heavily weighted to the second half.  We expect our first-half operating profits to be lower this year than in 2012, primarily as a result of the phasing of restructuring charges, particularly in our International Education division.

In education, market conditions remain generally weak in developed markets and stronger in emerging markets. In North America, we benefited from later second semester purchasing in higher education and good growth in digital but K12 markets remain weak due to ongoing uncertainty around funding and the timing of curriculum change. In International education emerging markets, direct to consumer, English Language Learning and digital continue to grow well but market conditions in developed markets, UK examinations & qualifications and traditional publishing were soft. Our Professional testing business continues to perform well with our publishing business remaining resilient.

The Financial Times Group is facing weak trading conditions for advertising, with a number of large campaigns focusing on the second quarter this year compared to the first quarter in 2012, but benefiting from resilient demand for our content and services. The FT has a global paid print and digital circulation of 602,000 and digital subscriptions grew 4% in the first quarter to 328,000. The Mergermarket Group has grown steadily with good renewal rates from its core products and the launch of Debtwire Analytics, PaRR and XportReporter.

Penguin has had a good start to the year with market share gains in all key territories boosted by bestsellers from Harlan Coben, Nora Roberts, Jamie Oliver and John Green. We received regulatory clearance for the Penguin Random House merger in the United States, Australia, New Zealand and, more recently, the European Union and Canada. We expect the transaction to close early in the second half of 2013, after all necessary approvals have been received.

At the end of 2012, Pearson's net debt was £918m, giving a net debt/ EBITDA ratio of 0.9x and interest cover of 18.0x. Our net debt increased during the first quarter by £397m to £1,315m as a result of the appreciation of the US dollar relative to sterling, tax payment on 2012 profits and the normal seasonal build-up of working capital ahead of our key selling periods in education.  That strong balance sheet gives us headroom of approximately £0.5bn available to invest in bolt-on acquisitions.

At our AGM today, we are proposing a final dividend of 30p, giving a total dividend for 2012 of 45.0p, up 7%. For the 21st consecutive year, Pearson has declared a dividend increase above the rate of inflation.

Pearson generates approximately 60% of its sales in the US. A five cent move in the average £:$ exchange rate for the full year (which in 2012 was £1:$1.59) has an impact of approximately 1.4p on adjusted earnings per share.

Pearson's AGM takes place today at the Institute of Engineering and Technology, 2 Savoy Place, London WC2R 0BL at 12 noon.

ENDS

For more information:
Simon Mays-Smith/ Charles Goldsmith                      +44 ()20 7010 2310

Forward looking statements:
Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, dates, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated costs savings and synergies and the execution of Pearson's strategy, are forward looking statements. By their nature, forward looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company's publicly-filed documents. Any forward looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based.

PEARSON plc

Date: 26 April 2013

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary